UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HUAMI CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

44331K103
(CUSIP Number)

Banyan Partners Fund I, L.P.

c/o Intertrust Corporate Services (Cayman) Limited,

190 Elgin Avenue, George Town, Grand Cayman,

KY1-9005, Cayman Islands

+1-345-943-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP 44331K103	Page 2 of 11

1	NAMES OF REPORTING PERSONS: Banyan Capital Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,373,582 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,373,582 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,373,582 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.1% of Class A Ordinary Shares or 5.5% of the total ordinary shares (See Item 5 below)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP 44331K103	Page 3 of 11

1	NAMES OF REPORTING PERSONS: Banyan Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,373,582 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,373,582 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,373,582 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.1% of Class A Ordinary Shares or 5.5% of the total ordinary shares (See Item 5 below)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP 44331K103	Page 4 of 11

1	NAMES OF REPORTING PERSONS: Banyan Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 13,373,582 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 13,373,582 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,373,582 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.1% of Class A Ordinary Shares or 5.5% of the total ordinary shares (See Item 5 below)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP 44331K103	Page 5 of 11

INTRODUCTION

This Amendment No. 1 to Schedule 13D (this “Statement”) is being filed by the undersigned to amend the statement on Schedule 13D filed on February 22, 2018 (the “Original Filing”). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) of Huami Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer” or “Huami”). The principal executive offices of the Issuer are located at Building H8, No. 2800, Chuangxin Road, Hefei, 230088, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Banyan Capital Holdings Co., Ltd. (“Banyan Holdings”), a British Virgin Islands company, (ii) Banyan Partners Fund I, L.P. (“Banyan Fund I”), a Cayman Islands exempted limited partnership and (iii) Banyan Partners Ltd. (the “Fund GP”), a Cayman Islands exempted company (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business of Banyan Holdings is c/o OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The address of the principal place of business of Banyan Fund I and Fund GP is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(c)	The principal business of each of the Reporting Persons and Listed Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Banyan Holdings is a British Virgin Islands company, Banyan Fund I is a Cayman Islands exempted limited partnership and Fund GP is a Cayman Islands exempted company. The citizenship of the Listed Persons is as set forth on Schedule I hereto.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 11,940,299 Class B Ordinary Shares acquired prior to the initial public offering of the Issuer were acquired upon the automatic conversion of 11,940,299 shares of Series B-2 preferred shares. These Series B-2 preferred shares were purchased for US$1.67 per share.

The funds used by Banyan Holdings to acquire the securities described above were obtained from working capital contributed by its shareholders.

CUSIP 44331K103	Page 6 of 11

ITEM 4.	PURPOSE OF TRANSACTION

Banyan Holdings acquired the Class B Ordinary Shares for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional ordinary shares of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the ordinary shares of the Issuer now owned (including the Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares owned by Banyan Holdings) or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise, as of the date of this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Bin Yue, the sole director of Banyan Holdings, has served on the board of directors of the Issuer since April 2015. As a director of the Issuer, Mr. Yue may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

As of the date hereof, Banyan Holdings is the record owner of 13,373,582 Class B Ordinary Shares, which shares are convertible at the election of the holder into an aggregate of 13,373,582 Class A Ordinary Shares. Banyan Holdings is controlled by Banyan Fund I and the Fund GP. As such, each of the Reporting Persons may be deemed to share voting and dispositive power over the shares held by Banyan Holdings. As such, both Banyan Fund I and the Fund GP may be deemed to beneficially own the shares held by Banyan Holdings.

Each of the Reporting Persons may be deemed to beneficially own 13.1% of Class A Ordinary Shares, which is calculated based on 89,104,793 outstanding Class A Ordinary Shares, as reported in the Issuer’s Prospectus dated April 24, 2019 and filed with the Securities and Exchange Commission on April 25, 2019 (the “Follow-on Offering Prospectus”), plus 13,373,582 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares beneficially owned by the Reporting Persons.

CUSIP 44331K103	Page 7 of 11

Each of the Reporting Persons may be deemed to beneficially own 5.5% of the total ordinary shares outstanding, which percentages are calculated based on 89,104,793 outstanding Class A Ordinary Shares and 156,060,279 outstanding Class B Ordinary Shares, as reported in the Follow-on Offering Prospectus.

Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. Accordingly, and based on the foregoing, the Class B Ordinary Shares beneficially owned by the Reporting Persons represent approximately 8.1% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

(b)

	Number of Class A Ordinary Shares
	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition
Reporting Person	Sole	Shared	Sole	Shared
Banyan Capital Holdings Co., Ltd.	0	13,373,582	0	13,373,582
Banyan Partners Fund I, L.P.	0	13,373,582	0	13,373,582
Banyan Partners Ltd.	0	13,373,582	0	13,373,582

(c)

The Issuer filed a registration statement on Form F-3 (File No. 333-230844), as amended, in relation to the sale of Class A Ordinary Shares represented by ADSs by the Issuer and certain selling shareholders, including Banyan Holdings in a registered follow-on public offering (the “Follow-on Offering”). Banyan Holdings offered and sold an aggregate of 5,346,000 Class A Ordinary Shares issued upon conversion of 5,346,000 Class B Ordinary Shares, represented by 1,336,500 ADSs, in the Follow-on Offering at an offering price of US$9.75 per ADS. The Follow-on Offering closed on April 29, 2019.

Except as disclosed in this Statement, none of the Reporting Persons, or to the knowledge of the Reporting Persons, the Listed Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Shareholders Agreement

Banyan Holdings and certain other shareholders (collectively, the “Holders”) of the Issuer entered into a Shareholders Agreement dated April 29, 2015 (the “Shareholders Agreement”) with the Issuer. The Shareholders Agreement provided for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contained provisions governing the board of directors and other corporate governance matters. The Shareholders Agreement provided that those special rights, as well as the corporate governance provisions, would automatically terminate upon the completion of a qualified initial public offering. Certain shareholders, including Banyan Holdings, received Class B Ordinary Shares immediately prior to the completion of the IPO in consideration of their waiver of this condition of a qualified initial public offering. Accordingly, those special rights, as well as the corporate governance provisions, automatically terminated upon the completion of the IPO. However, the Shareholders Agreement also provides for certain registration rights, which have not been terminated and are discussed further below.

CUSIP 44331K103	Page 8 of 11

Demand Registration Rights

At any time after the earlier of (i) April 29, 2020 or (ii) one year following the taking effect of a registration statement for a qualified initial public offering, holders of at least 50% of the registrable securities (including preferred shares and ordinary shares issued on conversion of preferred shares) then outstanding have the right to demand that the Issuer files a registration statement covering at least 20% (or any lesser percentage if the anticipated gross proceeds to the Issuer from such proposed offering would exceed US$5 million) of the registrable securities. The Issuer has the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if the Issuer furnishes to the holders requesting registration a certificate signed by its president or chief executive officer stating that in the good faith judgment of its board of directors, it would be materially detrimental to the Issuer and its shareholders for such registration statement to be filed at such time. However, the Issuer cannot exercise the deferral right more than once in any twelve-month period. The Issuer is obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights

If the Issuer proposes to file a registration statement for a public offering of its securities, it must offer its shareholders an opportunity to include in the registration all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration and the underwriting shall be allocated first to the Issuer, second to each of the holders requesting for the inclusion of their registrable securities on a pro rata basis, and third to holders of other securities of the Issuer.

Form F-3 Registration Rights

The Issuer’s shareholders may request in writing for the Issuer to file an unlimited number of registration statements on Form F-3. The Issuer shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration

The Issuer will bear all registration expenses, other than underwriting discounts and selling commissions, and fees for special counsel of the holders participating in such registration, incurred in connection with any demand, piggyback or Form F-3 registration.

Termination of Registration Rights

The shareholders’ registration rights will terminate (i) on the fifth anniversary of a qualified initial public offering, and (ii) with respect to any shareholder, when the registrable securities proposed to be sold by such shareholder may then be sold without registration in any 90-day period pursuant to Rule 144 under the Securities Act.

The description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit A, which exhibit is incorporated herein by reference.

Lock-Up Agreement

Banyan Holdings, along with all of the Issuer’s directors (including Mr. Yue), executive officers and stockholders, have agreed with the underwriters for the IPO that, for a period of 180 days after February 7, 2018 and subject to specified exceptions, it will not, without the prior written consent of the representatives of the underwriters, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than the grant of share-based awards pursuant to employee share incentive plans existing on February 7, 2018 provided that such awards are not exercisable within the restricted period and each such grantee signs a lock-up agreement) and will not enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs. Without the prior written consent of the representatives on behalf of the underwriters, Banyan Holdings, along with all others party to the lock-up agreement, will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

CUSIP 44331K103	Page 9 of 11

In connection with the Follow-on Offering, Banyan Holdings, together with other selling shareholders and executive officers and directors of the Issuer, executed a lock-up letter, dated as of April 23, 2019 (the “Lock-up Letter”). Pursuant to the Lock-up Letter, Banyan Holdings agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in the Follow-on Offering, any ordinary shares or the ADSs representing the Issuer’s Class A Ordinary Shares, without the prior written consent of the representatives of the underwriters for a period of 90 days from April 24, 2019, which is the date of the final prospectus relating to the Follow-on Offering.

The description of the contracts, agreements, understandings or relationships does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full texts of the exhibits to this Statement, which are incorporated herein by reference.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
A.	Joint Filing Agreement, dated as of June 5, 2019, by and among Banyan Holdings, Banyan Fund I and the Fund GP

B.*	Shareholders Agreement, dated April 29, 2015 (Incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (File No. 333-222528), filed with the Securities and Exchange Commission on January 12, 2018).

C.*	Form of Lock-Up Agreement (Incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 (File No. 333-222528), filed with the Securities and Exchange Commission on February 5, 2018).

D.	Form of Lock-Up Agreement (Incorporated by reference to Exhibit A of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-3 (File No. 333-230844), filed with the Securities and Exchange Commission on April 23, 2019).

* Previously filed as exhibits to the Original Filing

CUSIP 44331K103	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2019

Banyan Capital Holdings Co., Ltd.

By:	/s/ Bin Yue
Name:	Bin Yue
Title:	Director

Banyan Partners Fund I, L.P.

By:	Banyan Partners Ltd.
its general partner

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director

Banyan Partners Ltd.

By:	/s/ Zhen Zhang
Name:	Zhen Zhang
Title:	Director

CUSIP 44331K103	Page 11 of 11

SCHEDULE I

DIRECTORS OF BANYAN CAPITAL HOLDINGS CO., LTD.

Bin Yue, Director

c/o OMC Chambers, Wickhams Cay 1

Road Town, Tortola, British Virgin Islands

Citizenship: P.R. China

DIRECTORS OF BANYAN PARTNERS LTD.

Zhen Zhang

c/o Intertrust Corporate Services (Cayman) Limited,

190 Elgin Avenue, George Town, Grand Cayman,

KY1-9005, Cayman Islands

Citizenship: P.R. China

Xiang Gao

c/o Intertrust Corporate Services (Cayman) Limited,

190 Elgin Avenue, George Town, Grand Cayman,

KY1-9005, Cayman Islands

Citizenship: P.R. China